Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

nVIAsoft Corporation
211 Warren Street, Suite 518
Newark, NJ 07103
https://www.nviasoft.com/

Up to $1,070,000.00 in Common Stock at $4.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: nVIAsoft Corporation
Address: 211 Warren Street, Suite 518, Newark, NJ 07103
State of Incorporation: DE
Date Incorporated: March 05, 2014

Terms:

Equity

Offering Minimum: $10,000.00 | 2,500 shares of Common Stock
Offering Maximum: $1,070,000.00 | 267,500 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $4.00
Minimum Investment Amount (per investor): $400.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares offered subject to adjustment for bonus shares. During the offering, you will only receive the highest level bonus share perk you are eligible for. See Bonus info below.*

Investment Incentives

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 10% bonus shares

Super Early Bird Bonus

Invest within the first week and receive additional 5% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive an additional 3% bonus shares

Amount based:

$1000+

Included in nVIAsoft investor community newsletter

$3,000+

Included in newsletter + 5% discount on device once ready

$8,000+

Included in newsletter + 10% discount on device once ready

$12,000+

Included in newsletter + 15% discount on device once ready

$20,000+

Included in newsletter + 15% discount on device once ready + 1-year free subscription to the app + 5% bonus shares.

**All perks occur when the offering is completed.*

StartEngine Owners Bonus Perk

nVIAsoft will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $4.00/share, you will receive and own 110 shares for $400. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

nVIAsoft, founded in 2014 by Bernard Garcia (a well-seasoned systems engineer and IT manager), is a leading developer of contactless multimodal hygienic biometric solutions. In 2018, the Company acquired the rights to the revolutionary multimodal palm biometric sensor technology patents from the Lawrence Livermore National Laboratory, a well-regarded government research laboratory, and in 2020 was granted an exclusive domestic license to the Livermore multimodal biometric sensor patents.

Since then, the Company has developed the verihand™ (patent pending), an innovative system that verifies an individual through his/her whole hand (both palm and fingers together). This method creates the pure digital identity out of biometric patterns from individuals' "very hand" in a total contactless, non-invasive, and hygienic scanning process.

verihand™ is the first multimodal, truly contactless hand vein Map biometric. Unlike current biometric methods that just read veins in either the palm or the fingers, verihand™ works by reading the whole complex vein structure of the entire hand, quickly capturing exponentially more data points at once and rapidly. Using its proprietary algorithm, verihand™ generates a unique encrypted code from the complex patterns of the hand creating a digital ID that is nearly impossible to falsify.

Exclusive Patent License from Lawrence Livermore National Laboratory: nVIAsoft's Crown Jewel

In September 2020, the Company signed an exclusive license (updating the original agreement from 2018) to Lawrence Livermore National Laboratory's (LLNL) patent known as Multimodal Imaging System and method for Non-Contact Identification of Multiple Biometric Traits. LLNL is a well-respected federally funded research and development arm of the Department of Energy. The patent is valuable since it is the only multimodal biometric technology that is entirely contactless, sanitary, and processes the entire hand (both the palm and the fingers). The patent, issued in May 2017, is a "blocking" and methods patent that management believes is worth more than $100 million. This technology is secure, easy to use, repeatable, with virtually no false negatives or positives.

The patent is under nVIAsoft exclusive right is transferable upon sale or change of control of the Company with the company's full discretion.

Competitors and Industry

The **global biometrics market** was estimated at $ 36.6 Billion in 2020. It is growing rapidly, at a compounded 13.4% annual rate, and is expected to reach $68.6 Billion by

2025. The biometrics market is anticipated to develop at a significant growth rate, owing to the rising number of terrorist activities:

• Significant factors, such as growth in the e-passport program, government support, and extensive use in criminal identification, are expected to majorly drive the market's growth over the forecast period. Organizations across various sectors, where security remains the primary concern, are investing heavily in their security systems, with a focus on access control systems. The defense, law enforcement, as well as government institutions are some of the prominent users of this technology.

• Moreover, the soaring need to strengthen national security augmented the growth of these systems, globally. Iris recognition is used in various countries for different purposes, such as passport-free automated border crossings.

• Consumer biometric applications have expanded rapidly over the recent years, with the increased adoption of mobile devices. The consumer electronics sector is dominated majorly by security and access control devices, owing to the adoption of biometric systems, thus supporting the market.

• Furthermore, IoT is expected to be a potential driver, primarily due to its ability to aid the combination of analytics and continuous assessment to generate an adequate level of assurance in real-time. IoT One forecasts that about 50 billion IoT (Internet of Things) devices may be in use by 2020. It also estimated that about 500 million biometric sensors had already been deployed for IoT in 2018.

Global Biometrics Market Drivers

Biometrics systems are gaining immense popularity across the globe as they are easy to use and implement, as well as provide a cost-effective solution for ensuring high-end security and assurance. Apart from this, biometrics technologies are extensively used in both governmental and private organizations, and institutional setups for door access, employee identification and marking attendance. They are also installed in high-security areas to safeguard the facility and reduce the risk of intrusion by identifying unknown people through automated biometrics recognition.

Besides this, the introduction of multimodal biometrics that uses more than one behavioral or physiological characteristic for authentication is expected to offer improved recognition and security performance. Moreover, the coronavirus disease (COVID-19) outbreak has led to a rapid shift toward contactless biometrics systems that analyze face, gait, and voice recognition for identity authentication.

Competitive Landscape

The global biometrics market consists of numerous small and large manufacturers. Some of the leading players operating in the market are Accu-Time Systems, BIO-Key International, Inc., Cognitec Systems, GmbH, Fujitsu Limited, 3M Cogent, Inc., IDTECK, NEC Corporation, Siemens AG, RCG Holdings, Ltd., Suprema, Inc., Lumidigm, Inc., IrisGuard, Inc., Daon, Inc., Digital Persona, Inc. and Morpho SA, nViaSoft, HID

Global, Gemalto, N.V., M2SYS Technology, IDEMIA, and Touchless Biometric Systems, AG.

The global contactless biometrics market is expected to reach a market size of USD $28.83 Billion in 2027 and register 19.9% CAGR, over the forecast period, according to Reports and Data. High adoption of contactless biometrics solutions in the healthcare industry to enable contactless interaction between patients and staff is a key factor expected to continue to drive market growth.

Amazon and Fujitsu are the only companies offering palm technology and are indirect competitors in the market. Amazon is using a partial solution (palm only). Fujitsu is also using a partial solution (palm only) with a sensor that is less capable than nVIAsoft's reader. Both competitors are giant corporations and their economic investments and sales to customers are unknown; the value of their technology in biometric identification is a very small part of their enterprise value.

An increase in demand for a high level of security in private, commercial, and public establishments is supporting the growth of the market to a significant extent, and this trend is expected to continue in the future. Demand for facial and voice recognition software in security and surveillance applications has been increasing substantially in the recent past due to increasing terrorist activities. This software is commonly used at airports, and also by customs and border security authorities for identification purposes.

nVIAsoft Competitve Edge

nVIAsoft's verihand™ is the first multimodal, truly contactless and sanitary hand biometric. Unlike current biometric methods that only read the veins in either the palm or the fingers, verihand™ works by reading the whole complex vein structure of the entire hand, quickly capturing exponentially more data points at once than other hand biometrics.

Using its proprietary algorithm, verihand™ generates a unique encrypted code from the complex patterns of the entire hand, creating a digital ID that is virtually impossible to falsify because it can only be generated by the individual's fingers and palm together, and that complex pattern (or, "ID Map") is the only thing that is stored in the server. There is no other personal information stored there. verihand™ is powered by a proprietary algorithm (patent pending) with Artificial Intelligence (AI) and Machine Learning (ML), in the front end and Blockchain technology creating a pure digital ID for each one individually.

nVIAsoft's products are serving large, rapidly growing markets: The biometric systems market is expected to reach $68.6 Billion by 2025, and the Identity and Access Management (IAM) market is expected to surpass $24.1 Billion by 2025. The global contactless biometrics market is expected to reach a market size of USD $28.83 Billion in 2027 and register 19.9% CAGR, over the 6-year forecast period, according to Reports and Data.

Current Stage and Roadmap

Currently, nVIAsoft has working early adaptor prototypes with application for access control which allows enrolled users to access restricted areas without key fobs or magnetic card for entrance - only their hand. This process economically benefits companies as the installation of our contactless hand biometric technology eliminates the need for keys, key fobs, personnel IDs, and magnetic cards to be purchased.

Verihand was introduced at the ConnectID 2020 Convention in Washington DC. This allowed nVIAsoft to gain much traction and interest in our product with multiple letters of intent and manufacturing partnerships offered.

nVIAsoft is already getting industry recognition. In January 2021, the Company was included by Intrado Globe Newswire as one of the top 20 contact biometric industry players. It was named “Company of the Year 2021” by Enterprisetech Success, and was featured in the April 2021 issue of Innovate New Jersey. Recently the CEO Bernard Garcia, the Company’s founder, Chairman and CEO was a featured speaker at the Intercon.world's Internet Convention in Las Vegas, and voted as Top 50 Tech Leaders of 2020-2021, nVIAsoft was also recognized with the Excellence in Technology award given on June 23, 2021 in the same event.

Within this calendar year, nVIAsoft is on track to manufacture devices and produce sales for access control, gym memberships, and Time & Attendance. In our expansion, we are exploring possibilities to bring our solution into the cloud computing and mobile industry, including single sign-on (SSO), secure online banking, automative industry applications, and payment solution.

Once our products are manufactured through our target financing, we will open our partnerships to value-added resellers (VAR), system integrators (SI), and OEM to interested manufacturers. This will fulfill the Founder of nVIAsoft's vision of integrating Verihand in every computer, in every device.

The Team

Officers and Directors

Name: Bernard Garcia

Bernard Garcia's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder & CEO
  Dates of Service: June 23, 2017 - Present
  Responsibilities: Bernard Garcia is the Founder of nVIAsoft and serves as its’ CEO, as well as the CTO, overseeing the growth, direction, and innovation of the Company. He lead the overall strategies in business growth and technology operations , delegating tasks to team members and communicating to the board

of advisers to further execute all the milestones. At the time of this offering, Bernard is not taking a salary for his role in the Company.

- **Position:** CTO
  Dates of Service: June 23, 2017 - Present
  Responsibilities: As the CTO, overseeing the growth, direction, and innovation of the Company. He lead the overall strategies in business growth and technology operations, delegating tasks to team members and communicating to the board of advisers to further execute all the milestones. At the time of this offering, Bernard is not taking a salary for his role in the Company.

Other business experience in the past three years:

- **Employer:** The Salvation Army - GHQ
  Title: Senior System Development Manager - Apps
  Dates of Service: December 19, 2016 - August 31, 2018
  Responsibilities: Database Administrator

Name: Donald Gerraputa

Donald Gerraputa 's current primary role is with Salvation Army . Donald Gerraputa currently services 4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO
  Dates of Service: November 16, 2019 - Present
  Responsibilities: Day to day operations but not limited to supervision of system development and product development and company operations. At the time of this offering, Donald is not taking a salary for his role in the Company.

Other business experience in the past three years:

- **Employer:** Salvation Army
  Title: Senior security Project Manager
  Dates of Service: December 31, 2016 - Present
  Responsibilities: cloud and on prem security administration

Name: Alfred Abubo

Alfred Abubo's current primary role is with Comptroller at NYIEB . Alfred Abubo currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director of Finance
  Dates of Service: June 25, 2018 - Present
  Responsibilities: As Director of Finance , Alfred makes high-level decisions regarding a business's health, leaving details for the finance and accounting matters. Duties and responsibilities include: Making sound investment decisions to increase a company's portfolio, prepare and outline complex models into simple terms that others can work with, monitor the performance of investments including creating reports using business software, analyze trends to reduce financial risks associated with making investment or spending decisions, have a strong understanding of fiscal policy and investment regulations, create usable budgets for the business, including evaluating the needs of each department in the long term, offer advice to the CFO and CEO regarding spending and budget questions, hire and oversee leaders in the finance and accounting departments, including giving directions and delivering periodical evaluations. At the time of this offering, Alfred is not taking a salary for his role in the Company.

Other business experience in the past three years:

- **Employer:** Estabillo & Partners LLC
  Title: Chief Auditor
  Dates of Service: November 05, 2007 - January 03, 2011
  Responsibilities: Handling audit to clients like NY city porjects

Name: Christine Bernadette Garcia

Christine Bernadette Garcia's current primary role is with Memorial Sloan Katering. Christine Bernadette Garcia currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director of Human Resources
  Dates of Service: September 07, 2020 - Present
  Responsibilities: As Director of Human Resources, Bernadette responsible for overseeing HR management and department operations to adhere to organizational policies and procedures. Her duties include communicating between company Executives and management, managing the HR department budget and coordinating with management to ensure compliance with HR laws and regulations. She is responsible for overseeing the efficient and profitable operation of the human resources department. Bernadette performs the following duties and responsibilities: Identifying, evaluating and solving hiring challenges, recruiting top talent to executive positions, mediating and suggesting solutions to employee disputes, interviewing potential candidates and making recommendations, and compiling information about compensation and benefits packages based on market data. At the time of this offering, Christine is not taking a salary for her role in the Company.

Other business experience in the past three years:

- **Employer:** Memorial Sloan Katering
  Title: Research Analyst
  Dates of Service: December 27, 2020 - Present
  Responsibilities: currently serves as a Clinical Research Coordinator at Memorial Sloan Kettering Cancer Center, Christine has worked in many different positions in the medical field including Emergency Medical Technician, ER Medical Scribe, Urgent Care Medical Scribe, Patient Care Technician, and Patient Care Specialist/Receptionist.

Name: Vivien C. Garcia

Vivien C. Garcia 's current primary role is with Columbia University . Vivien C. Garcia currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director Social Media Marketing
  Dates of Service: September 07, 2020 - Present
  Responsibilities: As Social Media Manager or Community Manager, Vivien oversees a company's interactions with the public through implementing content strategies on social media platforms. Her duties include analyzing engagement data, identifying trends in customer interactions, and planning digital campaigns to build community online. Vivien's role focuses on increasing brand awareness through the effective use of social media outlets. She is tasked with several key duties, such as: using social media marketing tools to create and maintain the company's brand, working with marketing professionals to develop social media marketing campaigns, interacting with customers and other stakeholders via the company's social media accounts, analyzing the company's digital marketing plan and social media strategy and identifying strategic weaknesses and making recommendations for improvements, researching social media trends and informing management of changes that are relevant to the company's marketing activities, and setting key performance indicators (KPIs) for social media campaigns, such as targets for a certain number of shares or likes and measuring a campaign's performance against the KPIs. At the time of this offering, Vivien is not taking a salary for her role in the Company.

Other business experience in the past three years:

- **Employer:** Columbia University
  Title: Research Assistant
  Dates of Service: February 16, 2021 - Present
  Responsibilities: · Recruiting study subjects for biobanking projects,

administering questionnaires to determine study eligibility and disease progress, coordinating study visits and lumbar punctures, as well as collecting vitals and blood samples· Processing, banking, and shipping biospecimens in accordance with Columbia University and IATA regulations· Collecting and entering clinical data and maintaining accurate inventories of biological samples, both locally and within the shared electronic database, NeuroBank· Perform basic histological preparation of human tissues, including fixing, sectioning, and staining using existing protocols and working with the team to develop and optimize additional immune-histochemical methods as needed· Submitting IRB protocols and responding to all study-related IRB correspondence as the liaison between the study Investigators, New York Brain Bank staff, external sponsors and other site coordinators · Performing miscellaneous functions required to maintain smooth operation of the laboratory such as clerical duties, reagent preparation, and inventory control activities

Other business experience in the past three years:

- **Employer:** Scribe America
  Title: ER Medical Scribe
  Dates of Service: April 04, 2018 - April 03, 2020
  Responsibilities: Accompany the physician upon patient interview and examination. Document the physician dictated patient history, including history of present illness, review of systems, past medical and surgical history, family and social histories, medications and allergies. Input and document physical examination findings and procedures, the results of laboratory, radiographic studies as dictated by the physician. Note and document the correct time of patient care related activities, including physician to physician communication, family communication and re-examination of the patient as dictated by a physician in a legible and clear manner, while following all local, state, and federal guidelines for documentation.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service
It is possible that there may never be an operational nVIAsoft product or service or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company’s making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company’s making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our Verihand. Delays or cost overruns in the development of our Verihand and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The common share that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits
nVIAsoft was formed recently. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. nVIAsoft has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that nVIAsoft is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will

succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

New Biometric Standard and Data Privacy Regulations

The biometric standards are in the very early stages of development. Data privacy and identity privacy regulations may evolve in the future. However, nVIAsoft technology is adaptable to any new and developing regulations. Changes and enhancements might incur system development and enhancement expenses. Over the past several years, global identity access management (IAM) has evolved with many regulations for data and identity privacy and we expect it will continue to fluctuate. If new standard security practices emerge, it will likely cost us more to redesign our application software and impact the economics of our business and your investment.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Bernard Garcia	16,500,000	Common Stock	70.47

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 267,500 of Common Stock.

Common Stock

The amount of security authorized is 75,000,000 with a total of 23,412,750 outstanding.

Voting Rights

one vote for each share of stock

Material Rights

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

** Please refer to the Company's Bylaws attached as Exhibit F for other material rights.*

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity

Final amount sold: $390,000.00
Number of Securities Sold: 20,000,000
Use of proceeds: Operation and RnD (patent development, hardware prototyping, software development and research)
Date: October 24, 2018
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Without capital infusion, we will continue to operate at the very low level working to create revenue based on our prototype product that we have in beta testing. We will increase our burn rate commensurate with the amount of capital that we raise, but we will be able to continue operations indefinitely from friends and family loans. The purpose of raising capital is to accelerate to the point at which we achieve revenues. The more capital we raise, the faster to market.

Foreseeable major expenses based on projections:

We foresee our major expenses to include the manufacturing of devices and our biometric sensors to address the demands for our contactless authentication technology.

We also foresee Research and Development to scale artificial and machine learning (AI/ML) in our algorithm together with the cloud authentication database as a major expense. We will hire more systems engineers and biometric PhDs.

Utilizing all marketing strategies such as acquiring digital and social tools, establishing a channel partnership program, direct distributorship, value-added resellers (VAR) and system integrators will also be a major expense.

Future operational challenges:

Scaling up is always a challenge. We also foresee the miniaturization of our readers as a challenge, however, we have insight into the process. Operational challenges around the supply chain are also potential roadblocks that we may face.

It is to be noted, that we produce our own biometric readers, reducing the dependency on suppliers and other third parties.

Future challenges related to capital resources:

As we scale up, the need for capital will increase. Our current position requires that we raise capital to generate revenue. To address the demands and sophistication of our technology, capital resources at this stage are needed, beyond our current stage.

Future milestones and events:

Signing large contracts with major IT security software providers and securing government contracts will greatly impact the company's financial capabilities.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The Company currently has no outstanding debt and no revolving line of credit with any bank. We are expecting to use the proceeds from this crowdfunding offering for working capital. The company currently has approximately $10,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds raised are critical to the company's operations. nVIAsoft intends to raise $1,070,000 in the instant crowdfunding offering, which we believe should provide ample capital to complete engineering, manufacturing and bring the Company to revenue from two products and potential profitability in fiscal 2023.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Funds from this campaign are not necessary to maintain the viability of the company which will remain available through self-funding from the founder, friends and family. Funds raised from the present crowdfunding campaign will be used to expand continuing R&D and marketing efforts.

How long will you be able to operate the company if you raise your minimum? What

expenses is this estimate based on?

Without capital infusion, we will continue to operate at the very low level working to create revenue generated from our prototype product that we have in beta testing, we will increase our burn rate commensurate with the amount of capital that we raise, but we will be able to continue operations indefinitely from Friend and family loans. The purpose of raising capital is to accelerate to the point at which we achieve revenues. The more capital raised, the faster we can get to market.

How long will you be able to operate the company if you raise your maximum funding goal?

If the maximum goal should be met, the company will be able to operate for approximately 15 months, with a burn rate of roughly $71,500 per month. However, we expect to be cash-flow positive after the initial 12 months.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We are working with financial advisers who have already introduced us to various institutional sources of capital for our prospective next rounds of financing at $10 Million.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $93,651,000.00

Valuation Details:

We considered the following as part of our pre-money valuation analysis:

nVIAsoft has an exclusive license to Lawrence Livermore’s hand biometric patent. The patent is valuable since it is the only multimodal biometric identification technology that is entirely contactless, sanitary, and processes the entire hand and the palm. It is also a blocking patent (and some of the current competition might be in violation). In addition, nVIAsoft has a patent pending on the Cloud Authentication Gateway. Its contactless capability is particularly timely because of Covid. The value of these patents is estimated at between $100 million and $150 million. Since the universe of "comps" are primarily composed of large and companies more advanced in the marketplace than nVIAsoft, we shaved this value down to about $130 million. In addition, the Company has a number of partnerships, including BIOS Life for health care applications, SmartLife Holdings Inc. for insurance applications, and a development partnership with the University of Tennessee.

The Company's last sale of stock (a small offering) in 2020 was at $5 per share, an implied valuation of $107,032,000, but nVIAsoft is more valuable now since it has finished the development of a product, has a working prototype ready for manufacturing, and has a system already installed and fully operational

The Company has been very good at maximizing its capital to develop and grow the business, getting a "strong bang for the buck". nVIAsoft has been de-risked, completing the development of its first product, and the fully operational system is already installed in a beta test, providing access control applications at a health care clinic in New Jersey.

The Company's current raise of $1,070,000 is timely. Hacking, terrorism, security breaches, ransomware is becoming are becoming increasingly large problems, with incidents occurring daily. The huge Biometrics market is growing rapidly, with the multimodal segment particularly "hot", with high valuations being awarded to companies raising capital or being acquired. nVIAsoft's exit strategy is to be acquired by a major player in the biometrics market or to go public in about 5 years.

EBITDA in fiscal 2027 (ending June 30, 2027) is projected at $250.7 million, and discounting that number by 50%, puts the value of the Company at about $125.3 million. We believe that the best valuation method for a developmental technology company like nVIAsoft is Net Present Value analysis (NPV). NPV analysis computes an estimated $120 million, at a 10% discount rate.

Hence, the Company is offering $1,070,000 in equity at $4.00 per share.

Prior Raise History

The company previously raised capital at $5 a share at a pre-money valuation of $107,032,000. Since then we have finished the development of the product and the product is ready for manufacture. The early adapter installation is completed and fully operational.

The value of the Company's assets: intellectual property & exclusive license agreement

We hold an exclusive limited license from the Lawrence Livermore National Laboratory (LLNL) to commercialize a product based on LLNL's multimodal contactless hand biometric patent. We also have a Patent (Pending) for a Cloud Authentication Gateway Database. We believe our IP assets are valued between 100M to 150M because our exclusive limited license patent was obtained by one of the most prestigious laboratories in the United States. This patent was developed and written by a true expert in biometric devices. The rights associated with this patent are exclusive to our Company. Since this is an exclusive license, we believe that it is tantamount to ownership. We believe the patent is conclusive. We believe that virtually no other competitor uses this type of technology to the intensity and degree that we utilize. Our competitor, Amazon has a very limited partial solution that is used internally. We plan on commercializing this technology for the entire hand, not just the palm.

Projection (P/E ratio)

The company is pre-revenue and the purpose of crowdfunding is to launch the product commercially. Our projections are based on the number of potential customers that we will be able to sign. Our EBITDA in Year 5 is projected to be in the 55 million range. We discounted the projected value by 50% and used a P/E ratio of 5x.

We believe our valuation is extremely conservative and reasonable based on the value of our IP and the valuation of other technology companies. We discounted by 50% because we are building up our customer base and working towards potential success. A 5x P/E ratio is very conservative. For technology companies, the P/E ratio can range from 20 to 40. We believe that since we are in the process of building up our business this fair.

We plan to achieve the projected revenue by aggressively selling the advantages of our biometric identification technology.

We believe that people are worried about contact, especially now more than ever with COVID. Our technology provides for contactless biometric identification. People are also worried about the long-term effects of retina laser analysis. Our technology solves this issue by providing the ability to access thousands of data points from the hand. We believe we will attract customers very quickly with easy installation. We have a solution that is relatively cheap but extremely thorough. We have an independent solution that we believe other companies and consumers would want.

Comparison to competitors.

Amazon and Fujitsu are the only companies offering palm technology and are indirect competitors in the market. Amazon is using a partial solution (palm only). Fujitsu is also using a partial solution (palm only) with a sensor that is less capable than nVIAsoft's reader. Both competitors are giant corporations and their economic investments and sales to customers are unknown; the value of their technology in biometric identification is a very small part of their enterprise value.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  96.5%
  These proceeds will add to our resources to fund AI and machine learning development.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  40.0%
  This will allotted to manufacture devices and continue system development for AI, blockchain, and machine learning. This will push to miniaturization of our readers for mobile devices.

- *Marketing*
  26.5%
  We hire marketing experts in social media, data analytics and forging partnerships with integrators and vendors. We will strategically place ads in all media outlets and sponsoring major events as long as it will translate into sales.

- *Company Employment*
  10.0%
  This will enable us to hire key personnel for operations

- *Operations*
  7.0%
  This will go for rent and utilities

- *Working Capital*
  10.0%
  This will enable us to sustain the operations need - tbd

- *Inventory*
  3.0%
  Office supplies etc.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.nviasoft.com/ (www.nviasoft.com).

Updates

Updates on the status of this Offering may be found at: www.startengine.com/nviasoft

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR nVIAsoft Corporation

[See attached]

NVIASOFT CORPORATION

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
nVIAsoft Corporation
New York, New York

We have reviewed the accompanying financial statements of nVIAsoft Corporation (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

June 2, 2021
Los Angeles, California

As of December 31,		2020		2019
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	5,628	$	3,898
Inventories		17,156		17,156
Total current assets		**22,783**		**21,053**
Intangible assets		37,458		22,638
Total assets	**$**	**60,241**	**$**	**43,691**
LIABILITIES AND STOCKHOLDERS' EQUITY				
STOCKHOLDERS EQUITY				
Common Stock		234,000		234,000
Additional Paid in Capital		92,710		49,868
Retained earnings/(Accumulated Deficit)		(266,469)		(240,177)
Total stockholders' equity		**60,241**		**43,691**
Total liabilities and stockholders' equity	**$**	**60,241**	**$**	**43,691**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2020	2019
(USD $ in Dollars)		
Net revenue	$ -	$ -
Cost of goods sold	-	-
Gross profit	-	-
Operating expenses		
General and administrative	26,292	43,275
Sales and marketing	-	-
Total operating expenses	26,292	43,275
Operating income/(loss)	(26,292)	(43,275)
Interest expense	-	-
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(26,292)	(43,275)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (26,292)**	**$ (43,275)**

See accompanying notes to financial statements.

nVIAsoft Corporation
Statements of Changes in Stockholders' Equity
(Unaudited)

(in , $US)	Common Stock Shares	Common Stock Amount	Additional Paid in Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
Balance—December 31, 2018	**23,400,000**	**$ 234,000**	**$ -**	**$ (196,902)**	**$ 37,098**
Capital contribution	-	-	49,868	-	49,868
Net income/(loss)	-	-	-	(43,275)	(43,275)
Balance—December 31, 2019	23,400,000	$ 234,000	$ 49,868	$ (240,177)	**$ 43,691**
Capital contribution	-	-	42,842	-	42,842
Net income/(loss)	-	-	-	(26,292)	(26,292)
Balance—December 31, 2020	**23,400,000**	**$ 234,000**	**$ 92,710**	**$ (266,469)**	**$ 60,241**

See accompanying notes to financial statements.

nVIASOFT CORPORATION
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(26,292)	$	(43,275)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Amortization of intangible assets		2,351		1,397
Net cash provided/(used) by operating activities		**(23,941)**		**(41,878)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(17,171)		(5,131)
Net cash provided/(used) in investing activities		**(17,171)**		**(5,131)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital contribution		42,842		49,868
Net cash provided/(used) by financing activities		**42,842**		**49,868**
Change in cash		1,730		2,859
Cash—beginning of year		3,898		1,039
Cash—end of year	**$**	**5,628**	**$**	**3,898**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

nVIAsoft Corporation was founded on June 20, 2018 in the state of Delaware. The financial statements of nVIAsoft Corporation (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York, New York.

We are a startup business providing security systems using the revolutionary biometric to offer the secure methodology to protect individual identity. Our solution is aimed to replace the vulnerable passwords, key fobs, and a smart card that contains personal and sensitive information. nVIAsoft's innovation, multi-modal technology is the contactless hand biometric solution that generates the most unique ID and secures authentication.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company has no account receivables.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to finished protypes which are determined using an average method.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 18 years.

Income Taxes

nVIAsoft Corporation is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 2, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of December 31,	2020	2019
Finished prototypes	$ 17,156	$ 17,156
Total Prepaids and other current assets	**$ 17,156**	**$ 17,156**

4. INTANGIBLE ASSETS

As of December 31, 2020 and December 31, 2019, intangible asset consist of:

As of Year Ended December 31,	2020	2019
Patents	42,318	25,147
Intangible assets, at cost	**$ 42,318**	**$ 25,147**
Accumulated amortization	(4,860)	(2,509)
Intangible assets, Net	**$ 37,458**	**$ 22,638**

Amortization expense for patents for the fiscal year ended December 31, 2020 and 2019 was in the amount of $2,351 and $2,851 respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2020:

Period	Amortization Expense
2021	$ (2,351)
2022	(2,351)
2023	(32,756)
Total	**$ (37,458)**

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 75,000,000 shares of common stock with $ 0.01 par value. As of December 31, 2020, and December 31, 2019, 23,400,000 have been issued and are outstanding.

6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (6,573)	$ (79,087)
Valuation Allowance	6,573	79,087
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (85,660)	$ (79,087)
Valuation Allowance	85,660	79,087
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $342,638, and the Company had state net operating loss ("NOL") carryforwards of approximately $342,638,. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

7. RELATED PARTY

There are no related party transactions.

8. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through June 2, 2021 the date the financial statements were available to be issued.

During 2021, the company issued additional 13,150 shares of common stock.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has an accumulated deficit of $266,469, an operating cash flow loss of $23,941 and liquid assets in cash of $5,628, which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its working capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing. If it is unable to raise capital on terms acceptable to the Company, it may be required to reduce the scope of its planned development. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

nVIAsoft

Biometric Security In Your Very Hand



Website · Newark, NJ · SOFTWARE & SERVICES · TECHNOLOGY

$56,602 raised

30 Investors	**$93.7M** Valuation
$4.00 Price per Share	**$400.00** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.07M Offering Max	**Reg CF** Offering

INVEST NOW

This Reg CF offering is made available through StartEngine Capital, LLC.

nVIAsoft is an emerging identity solution provider currently developing patented, touchless technology using a safe and unique biometric – verihand. Your first contactless hand biometric. Using a proprietary algorithm with AI and ML in front-end and Blockchain technology, the password is you - you are the key. With verihand, Biometric security is your very hand.

Overview | Team | Terms | Updates 2 | Comments | Follow

Reasons to Invest

- Safety first: The safest and most hygienic biometric that can not be replicated, stolen, or forgotten. Our technology is made of a strong proprietary authentication database algorithm which is virtually unhackable.
- A booming market: The Biometrics Technology market size will be worth $59.31 Billion by 2025.
- Unique patent: With our hand biometric technology, we address the limitations of other biometric contactless authentication processes.

**Company is currently pre-revenue.*

OVERVIEW

Biometric Security in Your Very Hand

nVIAsoft is an emerging identity solution provider currently developing technology for safe authentication - verihand. Using our proprietary algorithm with AI and ML in front-end and Blockchain technology - the password is you. You are the key.

Rewards

Get rewarded for investing more into nVIAsoft:

$1,000+ Investment

Tier 1

Included in nVIAsoft investor community newsletter

$3,000+ Investment

Tier 2

Included in nVIAsoft investor community newsletter + 5% discount on device once ready

$8,000+ Investment

Tier 3

Included in nVIAsoft investor community newsletter + 10% discount on device once ready

With verihand, Biometric security ***is*** your very hand.


You Are The Password


Mission
To provide the most secure identity protection and seamless authentication for everyone
Vision
Biometric security in your very hand
Goal
Customer use of verihand sensors in every computer and every device

THE PROBLEM

Identity Fraud and Data Security Breaches Are Rampant

In 2020, the number of data breaches in the United States was 1,001 cases. Over the course of the same year, more than 155.8 million individuals were affected by data exposures. And current biometric authentication services don't necessarily help. There's a new victim of identity theft every 2 seconds. Authentication can be duplicated through fingerprints, identity theft, false claim, stolen passwords, and other fraudulent methods.


Finger Print
Can be falsified by traces left on the machine
Hand Image Scan
Can be falsified by traces left on the machine
Retina Eye-Scan
Harmful to eye on continuous use
Voice Recognition
Voice can be imitated using software
Facial Recognition
Facial features can be DUPLICATED

$12,000+
Investment
Tier 4
Included in nVIAsoft investor community newsletter + 15% discount on device once ready

$20,000+
Investment
Tier 5
Included in nVIAsoft investor community newsletter + 15% discount on device once ready + 1-year free subscription to the app + 5% bonus shares.



Identity Theft Statistics

- Consumers lost more than $56 billion to identity theft and fraud in 2020.
- Identity theft is the most common consequence of a data breach, occurring 65% of the time.
- Around 1 in 15 people become victims of identity fraud.
- Emotional distress is reported by 77.3 percent of identity theft victims.



Identity Theft By the Numbers

Business Identity Theft Statistics	31% of the surveyed small businesses are not taking proactive measures to mitigate cyber risk. In 2017, the average cost per breach in the financial sector was $336 million. Cybercriminals will steal an estimated 33 billion records in 2023.
WiFi Identity Theft Stats	87% of consumers have left their personal data exposed when using public WiFi. 43% of surveyed in the U.S. say they shop online over public WiFi.

Source

THE SOLUTION

Meet verihand: Your First Contactless Hand Biometric

Through our proprietary blockchain algorithm at nVIAsoft, we have created a pure digital ID through the unique and complex hand biometric pattern of each individual. verihand reads the **entire hand** rather than individual fingers or the palm. This offers a strong and contactless authentication process, which won't compromise the use of face shields or masks. Our solution replaces passwords, keyfobs, personal IDs, and magnetic cards.




Contactless Hand Biometric
Cloud Authentication Gateway Platform
Enterprise Dynamic Authentication Applications
Secure IOT device
Pure Digital ID
nVIAOne
Secure Mobile Device
Access Control
Self Service Kiosk
Payment Centers
ATM

Unlike fingerprint biometric technology, we eliminate the possibility of leaving traces which can be fraudulently duplicated. Our unique biometric pattern from the hand is being captured with the consent of the user - eliminating accidental invasion or intrusion of privacy unlike facial and voice recognition.


Our Hand Verification Works For Various Applications
Time & Attendance
Access Control
Home Security
Payment Terminal/Device


Pure Digital ID in your very hand
Multimodal Contactless Hand Biometric
verihand

THE MARKET

A Billion Dollar Biometric Market

The Biometrics Technology market size will be worth $59.31 Billion by 2025. The surging demand for biometrics technology across various applications is projected to grow significantly over the next few years. There is a 65.4 Billion market for the biometric security and access control market, and a 28.83 Billion market for contactless biometrics. The global healthcare biometrics market size is forecasted to be growing at a CAGR of 18.4% between 2021 to 2026 to $ 16.2 billion by 2026.


$59.31B
Biometrics Technology Market by 2025

Addressable Market of our product

- B2B Projection: 10K business accounts at 500K each generates $5 Billion
- B2C Projection: 20 Million users at $120 a year generates $2.4B (5 yrs = $12B)

Industries	National	Global
Health Care	✓	✓
Education	✓	✓
Government	✓	✓
Energy	✓	✓
Financial Services	✓	✓
Travel + Hospitality	✓	✓
Retail Technology	✓	✓
Nonprofit	✓	✓

OUR TRACTION

Our Touchstones

After receiving our patent in 2017, we had our first verihand adopters in 2019. Our adopters successfully used our product for access control of restricted areas, eliminating key fobs or magnetic cards for entrance. We are currently marketing to distributors, channel partners, value added resellers, and technology integrators. Our established partnerships are in the manufacturing, data infrastructure, telecommunications, technical support, research and development industries.


connect:ID 2020
TECHNOLOGY · SOLUTIONS · POLICY
Pure digital ID in your very hand
verihand

Our business model includes:

- **Hardware Sale:** verihand can be adapted for various applications across industries.
- **Software Application Sale:** verihand can be used for business logins and as a single-sign-on solution for IAM (Identity Access management).
- **Database Subscription:** Secure login to cloud applications through nVIAsoft's cloud authentication gateway.
- **Hardware and Software Licensing:** OEM and manufacturer partnership to make the verihand available in mobile and IOT devices.
- **Transaction Fee:** Payment solutions using Verihand.
- **On-site Training**
- **Maintenance & Support**

Here's how we've been doing, and where we are going...

Patent Issued

2017

Core Application
- Algorithm
- Sensor Prototyping

2018

Device Prototyping
- Data Acquisition & Testing
- Additional Patents Filed
- Access Control Device

2019

Early Adapters
- Client Installation
- Public Beta
- LOIs & Partnerships

2020

- WPI-TAN Program


CV
nVIAsoft
Corporation


nVIAsoft
INNOVATE
NEW JERSEY
InnovationsoftheWorld.com


Intercon
TOP 50 TECH LEADERS AWARD
INTERCON USA 2020-21
MGM Grand, Las Vegas, USA


Cyber Security Special Edition | July 2021
Enterprisetechsuccess
Platform Connecting Technology
TOP 20
Cyber Security
COMPANY
OF THE YEAR
Rami Rahim, CEO
Juniper Networks
nVIAsoft
Cyber Hygiene
for The Inner You
Bernard Garcia,
Founder & CEO
nVIAsoft

WHY INVEST

Set a Global Standard For Authentication Technology

We envision that our strong authentication technology will be a global standard and one of the industry's leading technological advancements for securing identity in the next 5 years. We see great opportunity for expansion, and are currently exploring bringing our solution into cloud computing and mobile industry for single sign-on (SSO), secure online banking, and payment solutions.


Verification
VIA
Identification
Authentication

THIS WEBPAGE MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

In the Press

NewsWatch Enterprisetechsuccess RESEARCHANDMARKETS ENTERPRISE SECURITY corporatevision Intercon

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Meet Our Team



Bernard D. Garcia, MBA

Founder & CEO, CTO

As the Founder and CEO of nVIAsoft Corporation, Bernard Garcia oversees the growth, direction, and innovation of the company. Bernard is passionate about solving customers' technological problems and empowering them with total security when accessing websites, applications, and databases. Mr. Garcia's work has run the extent of system development and project life cycle, managing some of the most complex and successful IT project initiatives in the corporate and government arena.

Bringing more than 20 years of information technology and business implementation management experience, Bernard is responsible for all nVIAsoft business strategy and technology architecture, as well as Infrastructure management and guidance for nVIAsoft's global operations. His extensive IT background includes senior management positions in Architecture, Infrastructure, Systems Operations, and Solutions Development on virtually all technological platforms.

As a seasoned database engineer, he has computerization and automation experience in a broad range of industries and not-for-profit organizations. These include healthcare, financial services, business, and college on-line education, manufacturing, telecom, and information technology. Mr. Garcia served as the senior IT consultant for public safety high availability Database Design and Administration. He was instrumental in the creation of GIS Mapping with collaboration with RCC Real-time Crime Center, and oversaw a strategic implementation of E-Citations project for PPD and Philadelphia Traffic Court to the city's district; this project was recognized and published in the Northeast Star newspaper "Police testing new scanners for traffic tickets." Furthermore, Mr. Garcia has handled various enterprise database deployment projects for Prudential, CSC, and Dupont. He was also responsible for data center operations and engineering in the US, EU, and the Asia Pacific.

Also, Mr. Garcia is the inventor of a database patented technology for a hand verification device and creator of verihand.com. He is a classically trained network/computer engineer with experience in design deployment and support of secure and non-secure networked computing environments.

Mr. Garcia began his career at IBM Philippines in 1994 after earning a Bachelor of Science in Computer Science. He also holds a Masters in Education Management and recently completed a Masters degree in Professional Masters of Business Administration (PMBA) from Rutgers University, New Jersey.



Don Gerraputa CISSP, CCSP - Experienced IT and IS Executive

COO

Senior IT and IS management professional specializing in matching business needs with technology to provide improved working environments and information flow to directly impact bottom line results. Experience building, implementing, enhancing and securing applications and infrastructure to support various lines of business.

Skills include:

- Strategic Planning & Design

- Security and Risk Assessments

- Process Review & Improvement

- Business Opportunity and Feasibility

- Budget Planning & Execution

- Matrix Management of Project Teams

- Product Implementation & Support



Alfred Abubo, CPA

Director of Finance

Alfred makes high-level decisions regarding a business's health, leaving details for the finance and accounting matters.

Bringing more than 30 years of business and corporate finance experience. His duties and responsibilities include: Making sound investment decisions to increase a company's portfolio, prepare and outline complex models into simple terms that others can work with, monitor the performance of investments including creating reports using business software, analyze trends to reduce financial risks associated with making investment or spending decisions, have a strong understanding of fiscal policy and investment regulations, create usable budgets for the business, including evaluating the needs of each department in the long term, offer advice to the CFO and CEO regarding spending and budget questions, hire and oversee leaders in the finance and accounting departments, including giving directions and delivering periodical evaluations. Preparation of tax information returns for non-profit organizations. Preparation of financial statements. Supervision of accounts receivable and accounts payable sections. Review and approval of equipment acquisition, upgrades, and financing. Payroll disbursement and federal/state reporting. Act as Liaison with independent auditors regarding annual financial and compliance audits.

Alfred has been an audit manager who was in charge in the financial and compliance audits for delegate agencies of the City of New York, Human Resources Administration, Department of Youth and Community Development, NYC DMHMR, ACS and DOH and other clients of the firm including non-profit organizations.

Alfred Abubo started his career senior staff auditor/ consultant from Arthur Andersen & Co. – Manila Office in 1985

He also holds a Master's degree in Masters of Business Administration (MBA) from St. John's University. He completed his bachelor's degree in business administration with major in Accounting and graduated as Summa Cum Laude. Alfred achieved Certified Public Accountancy in the State of New York (Eastern Region) and in the Philippines, 2nd place, and 11th place respectively.



Ernie Iocca

Enterprise Business Strategist

I am currently a principle solutions consultant (engineer) with the Oracle Corporation and specialize in Hyperion Enterprise Performance Management products. I have over 20 years of experience with Hyperion products originally as an administrator of Hyperion Enterprise with National Starch & Chemical Co. which led to a consulting career for Hyperion and SAP. A consulting career that consisted of installing and implementing Hyperion Enterprise, Hyperion Financial Management, Hyperion Planning, and Hyperion Essbase including the related reporting and integration tools. I successfully implemented Hyperion products in companies across a variety of industries and includes Healthcare, Media and Entertainment, Pharmaceutical, Advertising, Hospitals, Retail, Auto, and technology to name a few. As a member of the Oracle/Hyperion pre-sales team, I have led, managed, and closed some of the largest deals including Starbucks, Pfizer, New York State, Aetna, Fidelity, GlaxoSmithKline, Marriott, and Office Depot.

In addition, I am involved with one of the most exciting companies and technologies of our time. nViaSoft is on the verge of delivering the most secure contactless biometric technology and products the industry has seen. The company is led by a highly educated, motivated, and driven individual who's leadership will set an example of success second to none. The measure of our success will be based on Bernard's leadership and dedication to the technology. Bernard's leadership shines a bright light through in very competitive industry. The superior technology will pave the way for spectacular growth in market share and emergence of a diverse, driven,dedicated, and responsible company for decades to come.



Christine Bernadette Garcia

HR Director / Researcher

Currently a Clinical Research Coordinator in Memorial Sloan Kettering Cancer Center, Christine has worked in many different positions in the medical field including Emergency Medical Technician, ER Medical Scribe, Urgent Care Medical Scribe, Patient Care Technician, and Patient Care Specialist/Receptionist.

With extensive experience in different aspects of the medical field, Christine understands the need and significance of nVIAsoft in today's digital age. She shares the vision of nVIAsoft by working to establish verihand as a global standard for a more secure and healthier world.



Vivien Christine Garcia

Social Media Director / Researcher

Currently a Research Assistant in the Eleanor & Lou Gehrig. ALS Center in the Department of Neurology of Columbia University Medical Center with extensive past experience in the medical field as Emergency Medical Technician and ER Medical Scribe.

Now, more than ever, the world is in need of a technology that secures identity in the most efficient and hygienic manner. She believes nViaSoft delivers that technology.



Daniel Aknouk

Product Development

Entrepreneurial career in several industries from my experience helping merchants across the country grow their business. I take passion in learning about several lines of business and making great relationships along the way.

When I met Bernard, I shared his vision right away. nViasoft is going to make the world a more secure and hygienic place. I think he is very bold and dedicated to making sure that we all can be in a more convenient eco system.



Duke Olurin

Business Development

Skilled in Relationship Management, Operations Management, Account Management, Customer Service, Training, Education and Sales. I enjoy building relationships with my clients, leveraging technology to help them achieve their goals and streamline their processes.Duke is a recent graduate in business administration with keen interests in improving business technology and customer success.



Joseph Eulo

Advisory Team PR /Creative Media Production

Joseph Eulo is an independent storyteller and freelance filmmaker living and working in the Greater New York City Area.

He is the CEO of First Frame Films, a full-service production company made up of a diverse group of artists, actors, and filmmakers who share a passion for creating meaningful work that moves, entertains and informs audiences..

Joseph has experience as a producer, director, cinematographer, sound mixer, and editor with over ninety-five narrative, documentary, music video, and commercial projects completed. He enjoys collaborating with others who share his interest in creating meaningful work.

Joseph shares his understanding of the craft of filmmaking with aspiring artists on and off set by sharing his knowledge and mentoring individuals one-on-one.

Joseph's excellent organizational, communication, and leadership skills combined with his experience in raising production values while reducing production cost is a benefit to any project he works on. He is great with people and can recruit, motivate, serve, and collaborate with others individually and/or in a team environment.



William "Bill" Noe

Advisory Team - Finance

William M. Noe is Chairman of the Advisory Board of nVIAsoft, Inc., bringing 50 years of experience on Wall Street in the financing and management of technology ventures, real estate development and resource projects from oil & gas exploration and development to precious metals mining and physical commodities trading.

William co-founded RI$HON Capital Partners, LLC in 2019 with ten other partners with deep experience in a wide number of sectors to advise companies on navigating the capital markets. With over 20 client contracts signed amounting to hundreds of millions of dollars in capital requirements, the partners of RI$HON are changing the dynamics of capital funding for its clients.

William is also the Managing Partner – US Operations for ADAC Investments Management, LLC which manages over US$2.5 Billion in a real estate development fund, ADAC Overseas Properties, LLC based in Hong Kong with investments in Malaysia, Australia, Japan and now the USA. The fund was established in by partners in China responsible for the development of over 100 million square meters of condominiums, office buildings, retirement villages, retail and theme parks in many cities throughout China.

In addition, he serves as the Managing Director for Alternative Investments for Fortune Empire, LLC, an New York City based advisory that operates a website (www.fortuneempire.net) utilizing sophisticated algorithms to match companies seeking capital with ultra-high net worth family offices, located in the Kingdom of Saudi Arabia and other member states of the Gulf Cooperation Council.

William joined Vantage Investments Group, Inc. of New York City in 2005 and served as Managing Director of this merchant banking firm until 2016; the firm provided business development consulting, financial structuring advice and capital funding to new business ventures, primarily in the technology sector, raising over $100,000,000 for venture capital transactions.

William established his family office, Asset Development Corporation, in 1974 to make investments in technology, real estate developments and natural resource projects. In 1973, he joined Security Properties, Inc. of Seattle, Washington, establishing its New York office and responsible for acquiring properties throughout the United States, earning a general partner interest in 65 properties, and he was responsible for acquisitions that made Security Properties, Inc. one of the nation's primary syndicators of real estate with aggregate property values of nearly $1 billion. In 1969, Mr. Noe moved to New York City and for over three years was a Vice President of Newberger, Loeb & Co., a Wall Street investment bank and brokerage firm, active in the syndication of real estate limited partnerships. He was responsible for the firm's acquisition of 35 properties with capital raised of approximately $100,000,000.

Mr. Noe is currently the Chairman and President of the Financial Analysts and Money Managers Society, Inc., a non-profit organization of senior members of the Wall Street financial community. He has been certified to teach real estate courses by the State of New York and has taught at the New School University of New York City, lectured at conferences hosted by the National Association of Home Builders and been a speaker at many real estate industry events. Mr. Noe holds a M.B.A. (Finance) from the Harvard Business School and a B.A. (Economics) from the University of Southern California.



Thirimachos Bourlai, Phd

Advisory Team Technology

Thirimachos Bourlai is an associate professor in the School of Electrical & Computer Engineering at the University of Georgia. He also serves as an adjunct associate professor in the University of West Virginia's Lane Department of Computer Science and Engineering and as an adjunct assistant professor in WVU's School of Medicine, Department of Ophthalmology, Department of Forensic and Investigative Science and Department of Chemical Engineering. He is the founder and director of the Multi-Spectral Imagery Lab.

After earning his Ph.D. in face recognition and completing a post-doctoral appointment at the University of Surrey (U.K.), Bourlai completed a second post-doc in a joint project between Methodist Hospital and the University of Houston in the fields of thermal imaging and human-based computational physiology. He joined the staff at WVU in 2009, serving as a visiting professor, research assistant professor, tenure-track assistant professor, and associate professor in the Lane Department until July 2020. He joined UGA in August 2020.



Mary Carbajal

Advisory Team - Blockchain EMR

Over 20 years' experience Mary has traversed the landscape of IT working as an innovative technologist in over 50 countries around the world.

As a global transformational leader and entrepreneur, Mary has amassed broad experience in industries including oil and gas, manufacturing, electronics distribution, technology, finance and healthcare. This cross-industry experience has enabled her to resolve complex business challenges with enterprise grade technological solutions.

She has driven business outcomes through innovative disruptions and enabled companies to achieve operational excellence, competitive market advantage and significant financial results.

Outside of B1OSTM, Mary is a passionate advocate for women and girls, especially under-resourced children around the world. Her goal is to facilitate the opening of schools in rural communities globally, empowering children to reach their highest potential and eradicate poverty.



Richard Gearhart

Advisory Team Legal

Services provided

Patent Law · Legal Consulting · Trademark Law · Intellectual Property Law · Startup Law · Business Law · Entertainment Law

Work location

New York City Metropolitan Area



Samantha Jacobson

Advisory Team - Public Relations

As a PR professional with over 20 years of experience in television production and journalism, she have been nominated for 4 Emmys and an expert at finding newsworthy hooks.

Her contacts include key names in entertainment, media, business, sports, and politics. She is connected with managers and agents as well as influential digital and print media outlets.

Samantha's first adrenaline rush making news was when she was managing editor for Entertainment Tonight. She was in charge of all breaking stories for the program, running a 24-hour news desk.

At CBS This Morning, Samantha was a producer focusing on current events and pop culture. Notable bookings include Taylor Swift, Mariah Carey, and Magic Johnson.

She transitioned to PR and got a job as vice president of PR and Special Events for Mitchell Gold + Bob Williams, a home furnishing brand. Samantha really loved their ethos and was able to get them thousands of placements including coverage for their 30th anniversary in Architectural Digest, Elle, Decor, House Beautiful, and other major publications.

Samanatha' 360 experience for her clients in all aspects of public relations including media, branding, or social media strategy as well as crisis or reputation management. I can even handle creative design for any branding concepts.



Mark Saweris, Anesthesiologist M.D

Advisory Team - Health Care

Dr Mark Saweris is a board certified Anesthesiologist practicing in New York and a graduate of the SUNY Upstate Medical University Residency Program. His passion for academia and extensive medical knowledge is featured in many medical journals including the American Journal of Gastroenterologists, the American Journal of Therapeutics, and New York State Society of Anesthesiologists Sphere Newsletter. In addition, he is a leader and active member of the New York State Society of Anesthesiologists Committee on Scientific Exhibits & Posters. Dr Saweris joined nVIAsoft Corp as Health Care Business Advisor in early 2021 and with his oversight promises to bring the company into the forefront of biometric security. He believes deeply in the importance of protecting medical data, patient care & confidentiality, and security of healthcare personnel, equipment, & medications. He also sees the deep potential in revolutionizing digital health options with nVIAsoft's superior technology. With his advisory role, nVIAsoft should be a driving force in the growth of the Biometrics Technology Market.



Kelly Johnston Pharm D MBA

Advisory Team - Creative Media/PR

Here at OutboundView, we help Training Companies find their Next Best Customers faster and more efficiently.

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James Barrood

Advisory Team - Entrepreneurial Communities

Recognized by NJBiz on Power 100 List and ROI-NJ as a Top 100 Influencer for the past four years, I am active in the business community, advise companies and sit on boards. I publish thought leadership articles and have been widely quoted both locally and globally and have appeared on ABC, MSNBC and other channels/media.

Most recently, for over five years I led the regional trade association (NJ,NY,PA), the New Jersey Tech Council, among the largest and most highly regarded membership organizations of its kind with 1,000+ member companies representing 500,000+ tech workers.

Prior to heading the Council, I led FDU's Rothman Institute of Innovation and Entrepreneurship for 10+ years and am editor of the book, 'Entrepreneurship and Innovation: Global Insights from 24 Leaders' and the co-author of 'Lessons from the Great Recession.'

Offering Summary

Company	nVIAsoft Corporation
Corporate Address	211 Warren Street, Suite 518, Newark, NJ 07103
Offering Minimum	$10,000.00
Offering Maximum	$1,070,000.00
Minimum Investment Amount (per investor)	$400.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	2,500
Maximum Number of Shares Offered	267,500
Price per Share	$4.00
Pre-Money Valuation	$93,651,000.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares offered subject to adjustment for bonus shares. During the offering, you will only receive the highest level bonus share perk you are eligible for. See Bonus info below.*

Investment Incentives

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 10% bonus shares

Super Early Bird Bonus

Invest within the first week and receive additional 5% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive an additional 3% bonus shares

Amount based:

$1000+

Included in nVIAsoft investor community newsletter

$3,000+

Included in newsletter + 5% discount on device once ready

$8,000+

Included in newsletter + 10% discount on device once ready

$12,000+

Included in newsletter + 15% discount on device once ready

$20,000+

Included in newsletter + 15% discount on device once ready + 1-year free subscription to the app + 5% bonus shares.

**All perks occur when the offering is completed.*

StartEngine Owners Bonus Perk

nVIAsoft will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $4.00/share, you will receive and own 110 shares for $400. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

nVIAsoft featured as cover story article and recognized as one of the Top 20 Cyber Security Solution Providers 2021 (by Enterprisetechsuccess Magazine)

8 days ago

We are pleased to inform you that nVIAsoft has been recognized as one of the Top 20 Cyber Security Solution Providers 2021 by Enterprisetechsuccess Magazine and has been featured as the cover story article for their latest Cyber Security special edition.

https://www.linkedin.com/posts/enterprisetechsuccess_cybersecurity-cloudsecurity-datasecurity-activity-6839076163349020672-6sTP/

Grab the opportunity and get involved in our success! Visit our campaign page to learn more or to start investing https://www.startengine.com/nviasoft


nVIAsoft
recognized by Enterprisetechsuccess magazine as
TOP 20
Cyber Security
SOLUTION PROVIDERS 2021
An Annual listing 20 Companies that are at the forefront of providing Cyber Security and impacting the market place


Cyber Security Special Edition | July 2021
Enterprisetechsuccess
Platform Connecting Technology
TOP 20
CyberSecurity
COMPANY OF THE YEAR
Rami Rahim, CEO
Juniper Networks
nVIAsoft
Cyber Hygiene
for The Inner You
Bernard Garcia,
Founder & CEO
nVIAsoft

https://www.enterprisetechsuccess.com/Magazine/Top-20-CyberSecurity-Solution-Providers-2021/#page/1

Newly Launched nVIAsoft surpassed 45k in just 4 days!

18 days ago

Great news! Our equity crowdfunding campaign has been live for less than a week and we've raised more than $50k. We are actively seeking more investors to be part of our journey in revolutionizing digital ID security. Visit our campaign to invest: https://www.startengine.com/nviasoft


WORLD'S FIRST MULTIMODAL
CONTACTLESS HAND BIOMETRIC

END OF UPDATES

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Kyle S. SE OWNER 49 INVESTMENTS a month ago

Great traction but..... when are you bringing this technology to the wide scale market??? Who will the buyers be and do you have those secured? This seems to be moving slowly, especially given the demand for contactless security during COVID-19.

I am cautiously surprised that you were awarded a patent nearly 5 years ago but have yet to secure any government contracts for this technology. It would seem that IF this is as secure as you say, government contractors and agencies (as well as the military) would be lining up to secure purchase orders and thus provide you a dedicated revenue stream. These contracts are often awarded to innovative companies on the cutting edge of safety and security. I could see this being crucial for government and military buildings that are looking to expand beyond key fobs. This would also include high-level containment laboratories and classified manufacturing facilities to ensure no threats could penetrate and infiltrate the protected area.

Any explanation as to why no such contracts have been added in the 4+ years since awarding the contract?

Also, do you plan to make this America?

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michael m. 8 INVESTMENTS a month ago

"biometric that can not be replicated, stolen..."
"virtually unhackable"

Anyone can make those claims until they inevitably get hacked/breached, which is why those types of claims are typically only made by liars and fools.

Since your technology is proprietary, how can you back up those claims? Do you hire any independent, 3rd parties to test your technology?

Do you have any data on false positives and false negatives when authenticating with your tech?

1 View 1 reply

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start engine

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Explainer Video - Actual Script

Current biometric processes have paved the way for a more secure future - but it's not enough

Research shows that facial, voice, and fingerprint recognition are fundamentally flawed and can be easily stolen or reproduced.

Introducing Verihand by nVIAsoft.

The world's first multimodal contactless hand biometric

Unlike current biometric methods that only read the veins in the palms or fingers, Verihand works by reading the complex vein structure of the entire hand, Capturing exponentially more data points.

Using its proprietary algorithm, Verihand generates a unique encrypted code from the complex patterns of the hand, creating a digital ID that is nearly impossible to falsify.

Combined with the contactless reader, Verihand is not only the most secure but also the most hygienic biometric that can be utilized with any desired application.

Imagine a world where you can have the most secure, hygienic, and affordable security right in your very hand.

This is the future. The future is now.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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Information Regarding Length of Time of Offering

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

BYLAWS OF nVIAsoft Corporation
(the "Corporation")

STOCKHOLDERS (the "Stockholders")

Annual Meeting

1. A meeting of the Stockholders will be held annually for the purpose of electing directors (the "Directors") of the Corporation and for the purpose of doing other business as may come before the meeting. If the day fixed for the annual meeting is a legal holiday in the State of Delaware, the annual meeting will be held on the next succeeding business day or on a date determined by the board of directors for the Corporation (the "Board") that is no later than two weeks after the date specified in the meeting notice.

2. The Corporation must hold its annual meeting within: a) 30 days after the date designated for the annual meeting or, if no date was designated; b) 13 months after its last annual meeting or organization. If the annual meeting is not held within that time period then any shareholder or director may apply to the Court of Chancery to fix the time and place of the meeting.

Special Meetings

3. Unless otherwise prescribed by statute, special meetings of the Stockholders may only be called for any purpose or purposes in the following ways:

    a. By a majority of the Board; or

    b. By the chief executive officer (the "Chief Executive Officer"); or

    c. By the holders of stock entitled to cast in total not less than 10 percent of the votes on any issue proposed for the meeting where written request(s) describing the purpose or purposes for the special meeting are signed, dated and delivered to a member of the Board or other Officer of the Corporation.

4. The Board will determine the time, place and date of any special meeting provided that, in the case of a special meeting called by the requisite percentage of Stockholders in accordance with these Bylaws, the Board will issue notice of the special meeting within 30 days of receipt of the written demand(s) by the relevant Officer of the Corporation.

Place of Meeting

5. The annual meetings or special meetings of the Stockholders may be held at any place in or out of the State of Delaware at a place to be determined at the discretion of the Board. If no designation of the location is made for any annual or special meeting of the Stockholders, the place of the meeting will be the Registered Office of the Corporation in Delaware.

Notice of Meetings

6. The written notice of any meeting will be given not less than 10 days, but not more than 60 days before the date of the meeting to each Stockholder entitled to vote at that meeting. The written notice of the meeting will state the place, date and hour of the meeting, the means of remote communications, if any, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

7. If mailed, notice is given when the notice is deposited in the United States mail, postage prepaid, and directed to the Stockholder at the address of the Stockholder as it appears on the records of the Corporation. An affidavit of the Chief Executive Officer of the Corporation or an agent of the Chief Executive Officer of the Corporation that the notice has been given will, in the absence of fraud, be prima facie evidence of the facts stated in the notice.

8. A written waiver, signed by the person entitled to a notice of meeting, or a waiver by electronic transmission by the person entitled to that notice, whether before or after the time stated in the notice, will be deemed equivalent to the person receiving the notice. Further, attendance of a person at a meeting will constitute a waiver of notice of that meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened.

Consent of Stockholders in Lieu of Meeting

9. Any action to be taken at any annual or special meeting of Stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action to be taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all stock entitled to vote on the matter were present and voted is delivered to the Corporation. Every written consent will bear the date of signature of each Stockholder who signs the consent. However, no written consent will be effective unless the consent is delivered, either by

hand or by certified or registered mail, within 90 days of the earliest dated consent, to the Registered Office of the Corporation in this State, its Principal Place of Business or an Officer or agent of the Corporation having custody of the book in which proceedings of meetings of Stockholders are recorded.

Remote Communication Meetings

10. Remote communication means any electronic communication including conference telephone, video conference, the Internet, or any other method currently available or developed in the future by which Stockholders not present in the same physical location may simultaneously communicate with each other.

11. Where permitted under the statutes and regulations of the State of Delaware, and in the sole and reasonable discretion of the Board of Directors, a meeting of Stockholders of the Corporation may be held at a specific location or may be held by any means of remote communication. Where a meeting will employ remote communication, one or more Stockholders may participate by means of remote communication or the meeting may be held solely by means of remote communication at the sole discretion of the Board of Directors. Where any remote communication is used in a Stockholder meeting, all persons authorized to vote or take other action at the meeting must be able to hear each other during the meeting and each person will have a reasonable opportunity to participate. This remote participation in a meeting will constitute presence in person at the meeting. All votes or other actions taken at the meeting by means of electronic transmission must be maintained as a matter of record by the Corporation.

List of Stockholders Entitled to Vote

12. The Officer who has charge of the Stock Ledger of the Corporation will prepare and make, 10 to 60 days before every meeting of the Stockholders, a complete list of the Stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each Stockholder and the number of shares of stock registered in the name of each Stockholder. The list must be available for inspection by any Stockholder beginning ten days prior to the meeting and continuing through the meeting. The list must be provided for any purpose related to the meeting:

    a. On a reasonably accessible electronic network, so long as the information required to access the list is provided with the notice of the meeting; or

    b. During ordinary business hours, at the Principal Place of Business of the Corporation.

13. If the Corporation decides to make the list available on an electronic network, the Corporation will ensure that this information is available only to Stockholders of the Corporation. If the meeting is to be held at a physical location, then the list will be produced and kept at the time and place of the meeting during the whole time of the meeting and may be inspected by any Stockholder who is present.

14. If the meeting is to be held solely by means of remote communication, then the list will also be open to the examination of any Stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access the list will be provided with the notice of the meeting.

15. If any Director willfully neglects or refuses to produce the list of Stockholders at any meeting for the election of Directors, or to open such a list to examination on a reasonably accessible electronic network during any meeting for the election of Directors held solely by means of remote communication, those Directors will be ineligible for election to any office at that meeting.

16. The Stock Ledger will be the only evidence as to who are the Stockholders entitled by this section to examine the list required by this section or to vote in person or by proxy at any meeting of Stockholders.

Quorum and Required Vote

17. A minimum of 30 percent of the stock entitled to vote, present in person or represented by proxy, will constitute a quorum entitled to take action at a meeting of Stockholders.

18. In all matters other than the election of Directors, any act of the Stockholders must be passed by an affirmative vote of the majority of the stock present in person or represented by proxy at the meeting and entitled to vote on the matter.

19. Directors will be elected by a majority of the votes of the stock present in person or represented by proxy at the meeting and entitled to vote on the election of Directors.

20. Where a separate vote by a class or series or classes or series of stock ("Eligible Stock") is required, 30 percent of the outstanding Eligible Stock present in person or represented by proxy, will constitute a quorum entitled to take action with respect to that vote on that matter. Any act to be

taken must be passed by an affirmative vote of the majority of the outstanding Eligible Stock present in person or represented by proxy.

Stockholders Voting Rights and Proxies

21. Subject to the Certificate of Incorporation, each Stockholder will be entitled to one vote for each share of stock held by that Stockholder.

22. Each Stockholder entitled to vote at a meeting of Stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for that Stockholder by proxy, but no proxy will be valid after 3 years from the date of its execution unless the proxy provides for a longer period.

23. Execution of a proxy may be accomplished by the Stockholder or by the authorized Officer, Director, employee or agent of the Stockholder, signing the writing or causing that person's signature to be affixed to the writing by any reasonable means including, but not limited to, by facsimile signature.

24. A duly executed proxy will be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock or an interest in the Corporation generally.

Voting Rights of Fiduciaries, Pledgers and Joint Owners of Stock

25. Persons holding stock in a fiduciary capacity will be entitled to vote the stock so held. Persons whose stock is pledged will be entitled to vote, unless, in the transfer by the pledger on the books of the Corporation, that person has expressly empowered the pledgee to vote the stock, in which case only the pledgee, or that pledgee's proxy, may represent and vote the stock.

Voting Trusts and Other Voting Agreements

26. Two or more Stockholders may, by agreement in writing, create a voting trust by depositing their stock with a voting trustee, who will have the authority to vote the stock in accordance with the terms and conditions of the voting trust agreement. To be valid, the voting trustee must deliver copies of the list of Stockholders and the voting trust agreement to the Registered Office of the Corporation in this state. Upon receiving the voting trust agreement, the Corporation will issue

new stock certificates in the name of the trustee and cancel the old stock certificates. The new stock certificates issued will state that they are issued pursuant to a voting trust agreement.

27. Any amendment to a voting trust agreement will be made by a written agreement, a copy of which will be filed with the Registered Office of the Corporation in this state.

28. The right of inspection of any voting trust agreement or related amendment by a Stockholder of record or a holder of a voting trust certificate, in person or by agent, will be the same right of inspection that applies to the securities register of the Corporation.

29. An agreement between two or more Stockholders, if in writing and signed by the parties to the agreement, may provide that in exercising any voting rights, the stock held by them will be voted as provided by the agreement, or as the parties may agree, or as determined in accordance with a procedure agreed upon by them.

30. The above provisions concerning voting trusts and voting agreements will not be deemed to invalidate any voting or other agreement among Stockholders or any irrevocable proxy which is not otherwise illegal.

Cumulative Voting

31. Stockholders may use cumulative voting elections when electing Directors.

BOARD OF DIRECTORS

General Powers

32. The business and affairs of the Corporation will be managed by or under the direction of the Board.

Number, Tenure and Quorum

33. The Board will consist of five members, each of whom will be a natural person. Directors need not be Stockholders. Each Director will hold office until that Director's successor is elected and qualified or until that Director's earlier resignation or removal. Any Director may resign at any time upon notice given in writing or by electronic transmission to the Corporation. In order to transact business at a meeting of the Directors, a quorum of 30 percent of the total number of

Directors eligible to vote will be required. The vote of the majority of the Directors present at a meeting at which a quorum is present will be the act of the Board.

Regular Meetings

34. By resolution, the Board may provide the time and place, either within or without the State of Delaware, for the holding of regular meetings without any notice other than that resolution.

Special Meetings

35. Special meetings of the Board may be called by or at the request of the Chairman of the Board or by a majority of the Directors. The person or persons calling that special meeting of the Board may fix any date, time or place, either within or without the State of Delaware, to be the date, time and place for holding that special meeting.

Notice

36. Written notice of the date, time, and place of a special meeting of the Board will be given at least 15 days prior to the date set for that meeting. The written notice can be given personally, by mail, by private carrier, by telegraph, by telephone facsimile, or by any other manner as permitted by the General Corporation Laws of Delaware. The notice will be given by the Chief Executive Officer of the Corporation or an agent of the Chief Executive Officer or one of the persons authorized to call Directors' meetings.

37. If written notice is mailed, correctly addressed to a Director's address as provided in the Corporation's current records, the notice will be deemed to have been given to that Director at the time of mailing. If written notice is sent by private carrier or if the written notice is sent by United States mail, postage prepaid and by registered or certified mail, return receipt requested, the notice will be deemed to have been given to a Director on the date shown on the return receipt. Otherwise notice is effective when received by a Director.

38. Notice of any Directors' meeting may be waived by a Director before or after the date and time of the meeting. The waiver must be in writing, must be signed by a Director, and must be delivered to the Corporation for inclusion in the minutes or filing with the corporate records. The attendance of a Director at a meeting of the Board will constitute a waiver of notice of that meeting except where a Director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully convened.

Action by Directors Without a Meeting

39. Any action to be taken at any meeting of the Board or of any committee of the Board may be taken without a meeting if all members of the Board or committee, as the case may be, consent to it in writing, or by electronic transmission and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board, or committee. This filing will be in paper form if the minutes are maintained in paper form and will be in electronic form if the minutes are maintained in electronic form.

Remote Communication Meetings

40. Remote communication means any electronic communication including conference telephone, video conference, the Internet, or any other method currently available or developed in the future by which Directors not present in the same physical location may simultaneously communicate with each other.

41. A meeting of the Board may be held by any means of remote communication by which all persons authorized to vote or take other action at the meeting can hear each other during the meeting and each person has a reasonable opportunity to participate. This remote participation in a meeting will constitute presence in person at the meeting.

Vacancies and Newly Created Directorships

42. When vacancies or newly created directorships resulting from any increase in the authorized number of Directors occur, a majority of the Directors then in office, although less than a quorum, or a sole remaining Director will have the power to appoint new Directors to fill this vacancy or vacancies. Each new Director so chosen will hold office until the next annual meeting of the Stockholders.

43. If at any time, by reason of death or resignation or other cause, the Corporation should have no Directors in office, then any Officer or any Stockholder or an executor, administrator, trustee or guardian of a Stockholder, or other fiduciary entrusted with like responsibility for the person or estate of a Stockholder, may call a special meeting of Stockholders for an election to fill the vacancy.

44. When one or more Directors resign from the Board and the resignation is to become effective at a future date, a majority of the Directors then in office, including those who have so resigned, will

have the power to appoint new Directors to fill this vacancy or vacancies. The appointments of these new Directors will take effect when the resignation or resignations are to become effective, and each new Director so chosen will hold office until the next annual meeting of the Stockholders.

Removal

45. Any Director or the entire Board may be removed, with or without cause, by the holders of a majority of the stock then entitled to vote at an election of Directors at a special meeting of the Stockholders called for that purpose. No director may be removed when the votes cast against removal would be sufficient to elect the director if voted cumulatively at an election where the same total number of votes were cast.

Organization

46. Meetings of the Board will be presided over by the Chairman of the Board, or in the Chairman's absence by the Chief Executive Officer, or in the Chief Executive Officer's absence, the President or in the absence of all three, by a Director chosen at the meeting. An agent of the Chief Executive Officer will act as secretary of the meeting, but in the absence of an agent of the Chief Executive Officer, the person presiding at the meeting may appoint any person to act as secretary of the meeting.

Chairman of the Board

47. The Chairman of the Board, if present, will preside at all meetings of the Board, and exercise and perform any other authorities and duties as may be from time to time delegated by the Board.

Compensation

48. The Board will, by resolution, fix the fees and other compensation for the Directors for their services as Directors, including their services as members of committees of the Board. All changes to Director compensation are subject to ratification by the Stockholders.

Presumption of Assent

49. A Director of the Corporation who is present at a meeting of the Board will be presumed to have assented to an action taken on any corporate matter at the meeting unless:

a. The Director objects at the beginning of the meeting, or promptly upon the Director's arrival, to holding the meeting or transacting business at the meeting;

b. The Director's dissent or abstention from the action taken is entered in the minutes of the meeting; or

c. The Director delivers written notice of the Director's dissent or abstention to the presiding officer of the meeting before the adjournment of the meeting or to the Corporation within a reasonable time after adjournment of the meeting.

50. Any right to dissent or abstain from the action will not apply to a Director who voted in favor of that action.

COMMITTEES

Appointment

51. The Board may designate one or more committees, each committee to consist of one or more of the Directors of the Corporation. The Board may designate one or more Directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee.

52. In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not that member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any absent or disqualified member.

53. The committee or committees, to the extent provided in the resolution of the Board will have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it. No such committee will have the power or authority in reference to the following matters:

a. Approving or adopting, or recommending to the Stockholders, any action or matter (other than the election or removal of Directors) expressly required by the General Corporation Laws of Delaware to be submitted to Stockholders for approval; or

b. Adopting, amending or repealing any Bylaw of the Corporation.

Tenure

54. Each member of a committee will serve at the pleasure of the Board.

Meetings and Notice

55. The method by which Directors' meetings may be called and the notice requirements for these meetings as set out in these Bylaws will apply to any committee designated by the Board as appropriate.

Quorum

56. The requirements for a quorum for the Board as set out in these Bylaws will apply to any committee designated by the Board as appropriate.

Action Without a Meeting

57. The requirements and procedures for actions without a meeting for the Board as set out in these Bylaws will apply to any committee designated by the Board as appropriate.

Resignation and Removal

58. Any member of a committee may be removed at any time, with or without cause, by a resolution adopted by a majority of the full Board. Any member of a committee may resign from the committee at any time by giving written notice to the Chairman of the Board of the Corporation, and unless otherwise specified in the notice, the acceptance of this resignation will not be necessary to make it effective.

Vacancies

59. Any vacancy in a committee may be filled by a resolution adopted by a majority of the full Board.

Committee Rules of Procedure

60. A committee will elect a presiding officer from its members and may fix its own rules of procedure provided they are not inconsistent with these Bylaws. A committee will keep regular minutes of its proceedings, and report those minutes to the Board at the first subsequent meeting of the Board.

OFFICERS

Appointment of Officers

61. The officers of the Corporation will consist of the Chief Executive Officer, a chief operating officer (the "Chief Operating Officer"), a president (the "President"), a chief financial officer (the "Chief Financial Officer"), one or more vice presidents (individually the "Vice President" and collectively the "Vice Presidents"), including an executive vice president ("the Executive Vice President"), and any other Officers and assistant officers as determined in these Bylaws or the Certificate of Incorporation or by the Board.

62. The Officers will be appointed by the Board at the first meeting of the Directors or as soon after the first meeting of the Directors as possible, if Officers have not already been appointed. Any appointee may hold one or more offices.

Term of Office

63. Each Officer will hold office until a successor is duly appointed and qualified or until the Officer's death or until the Officer resigns or is removed as provided in these Bylaws.

Removal

64. Any Officer or agent appointed by the Board or by the Incorporators may be removed by the Board at any time with or without cause, provided, however, any contractual rights of that person, if any, will not be prejudiced by the removal.

Vacancies

65. The Board may fill a vacancy in any office because of death, resignation, removal, disqualification, or otherwise.

Chief Executive Officer

66. Subject to the control and supervisory powers of the Board and its delegate, the powers and duties of the Chief Executive Officer will be:

a. To have the general management and supervision, direction and control of the business and affairs of the Corporation;

b. To preside at all meetings of the Stockholders and at meetings of the Board when the Chairman of the Board is absent;

c. To call meetings of the Stockholders to be held at such times and at such places as the Chief Executive Officer will deem proper within the limitations prescribed by law or by these bylaws;

d. To ensure that all orders and resolutions of the Board are effectively carried out;

e. To maintain records of and certify, whenever necessary, all proceedings of the Board and the Stockholders;

f. To put the signature of the Corporation to all deeds, conveyances, mortgages, guarantees, leases, obligations, bonds, certificates and other papers and instruments in writing which have been authorized by the Board or which, in the opinion of the Chief Executive Officer, should be executed on behalf of the Corporation; to sign certificates for the Corporation's stock; and, subject to the instructions of the Board, to have general charge of the property of the Corporation and to supervise and manage all Officers, agents and employees of the Corporation; and

g. To perform all other duties and carry out other responsibilities as determined by the Board.

Chief Operating Officer

67. Subject to the control and supervisory powers of the Board and its delegate, the powers and duties of the Chief Operating Officer will include:

a. To have general management and supervision, direction and control over the day to day business dealings of the Corporation;

b. The design, operation, and improvement of the systems that create and deliver the firm's products and services;

c. To ensure compliance with the Corporation's policies and procedures;

d. To manage business relationships with key suppliers and ensure that the Corporation's products and services meet standards of quality and cost effectiveness;

e. To develop and implement space-planning strategies to accommodate current and future organizational needs;

f. To coordinate staff for coverage in all related areas of the department;

g. To assist in attaining the Corporation's established operational and financial goals; and

h. To perform all other duties and carry out other responsibilities as prescribed by the Board or the Chief Executive Officer.

Chief Financial Officer

68. Subject to the control and supervisory powers of the Board and its delegate, the powers and duties of the Chief Financial Officer will be:

a. To keep accurate financial records for the Corporation;

b. To deposit all money, drafts and checks in the name of and to the credit of the Corporation in the banks and depositories designated by the Board;

c. To endorse for deposit all notes, checks and drafts received by the Corporation as instructed by the Board, making proper vouchers for them;

d. To disburse corporate funds and issue checks and drafts in the name of the Corporation, as instructed by the Board;

e. To submit to the Chief Executive Officer and the Board, as requested, an account of all transactions by the Chief Financial Officer and the financial condition of the Corporation;

f. To prepare and submit to the Board annual reports detailing the financial status of the Corporation; and

g. To perform all other duties and carry out other responsibilities as prescribed by the Board or the Chief Executive Officer.

President

69. The President will perform any duties as may from time to time be delegated by the Board or by the Chief Executive Officer.

Executive Vice President

70. If the President is not available or dies, is incapacitated or refuses to act, the Executive Vice President will perform the duties of the President, and when so acting, the Executive Vice President will be subject to the same powers and limitations of the President; and the Executive Vice President will perform any other duties as from time to time may be delegated to the Executive Vice President by the President or by the Board.

Vice President

71. The Vice President will perform such other duties as from time to time may be delegated to the Vice President by the President or by the Board and may include:

a. Preparing the minutes of the meetings of the Stockholders and meetings of the Board and store them in one or more books provided for that purpose;

b. Authenticating the records of the Corporation as will from time to time be required;

c. Ensuring that all notices are duly given in accordance with the provisions of these Bylaws or as required by law;

d. Acting as custodian of the corporate records and of the corporate seal, if any, and ensuring that the seal of the Corporation, if any, is affixed to all documents the execution of which on behalf of the Corporation under its seal is duly authorized;

e. Keeping a register of the mailing address of each Stockholder;

f. Signing with the President, or a Vice President, certificates for stock of the Corporation, the issuance of which will have been authorized by resolution of the Board;

g. Having general charge of the Stock Ledger of the Corporation; and

h. Performing all duties incidental to the office of the agent of the Chief Executive Officer and any other duties as from time to time may be delegated to the agent of the Chief Executive Officer by the Chief Executive Officer or the Board.

Delegation of Authority

72. The Board reserves the authority to delegate the powers of any Officer to any other Officer or agent, notwithstanding any provision in these Bylaws.

LOANS, CHECKS, DEPOSITS, CONTRACTS

Loans

73. Without authorization by a resolution of the Board, the Corporation is prohibited from making or accepting loans in its name, or issuing evidences of indebtedness in its name. The authorization of the Board for the Corporation to perform these acts can be general or specific.

Checks, Drafts, Notes

74. All checks, drafts, or other orders for the payment of money, notes, or other evidences of indebtedness issued in the name of the Corporation must be signed by a designated Officer or Officers, agent or agents of the Corporation and in a manner as will from time to time be determined by resolution of the Board.

Deposits

75. All funds of the Corporation not otherwise used will be deposited to the credit of the Corporation in banks, trust companies, or other depositories designated by the Board.

Voting Securities Held by the Corporation

76. The Chief Executive Officer, or another Officer or agent designated by the Board will, with full power and authority attend, act, and vote, on behalf of the Corporation, at any meeting of security holders or interest holders of other corporations or entities in which the Corporation may hold securities or interests. At that meeting, the Chief Executive Officer or other delegated agent will have and execute any and all rights and powers incidental to the ownership of the securities or interests that the Corporation holds.

Contracts

77. The Board may give authority to any Officer or agent, to make any contract or execute and deliver any instrument in the name of the Corporation and on its behalf, and that authority may be general or specific.

Conflict of Interest by Directors

78. A Director or Officer of the Corporation will be disqualified from voting as a Director or Officer on a specific matter where that Director or Officer deals or contracts with the Corporation either as a vendor or purchaser.

79. A Director or Officer of the Corporation will not be disqualified as a Director or Officer for the sole reason that the Director or Officer deals or contracts with the Corporation either as a vendor, purchaser, or otherwise.

Loans to Employees and Officers

80. The Corporation may not lend money to, or guaranty any obligation of, or otherwise assist, any Officer or employee of the Corporation or of any subsidiary of the Corporation, including any Officer or employee who is a Director of the Corporation or any subsidiary of the Corporation.

APPENDIX

Glossary

- **Bylaws** - the purpose of these bylaws (the "Bylaws") is to provide rules governing the internal management of the Corporation.

- **Chairman of the Board** - Once a Board of Directors has been appointed or elected by the Stockholders, the Board will then elect a chairman (the "Chairman of the Board"). The Chairman of the Board will act to moderate all meetings of the Board of Directors and any other duties and obligations as described in these Bylaws.

- **Corporate Officer** - A corporate officer (individually the "Officer" and collectively the "Officers") is any individual acting for or on behalf of the Corporation. An Officer of the Corporation will usually be appointed to a specific task such as Chief Financial Officer, Chief Operating Officer or other similar position. One person may hold several offices. The Officers will manage the day-to-day operations of the Corporation and report to the Board of Directors.

- **Principal Executive Office** - The Principal Executive Office for the Corporation is where the Chief Executive Officer for the Corporation has an office.

- **Principal Office** - The Principal Office of the Corporation is the address designated in the annual report where the executive offices of the Corporation are located.

- **Principal Place of Business** - The Principal Place of Business is the address at which the Corporation conducts its primary business.

- **Registered Office** - The Registered Office is the physical street address within the state where the registered agent can be contacted during normal business hours for service of process.

- **Stock Ledger** - A Stock Ledger is the complete record of the owners of shares of stock in the Corporation.